November 8, 2013

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	VIA ELECTRONIC TRANSMISSION

Re:          Premier Pacific Construction, Inc.
Registration Statement on Form S-1
File No. 333-192107

Ladies and Gentlemen:

On November 5, 2013, a Registration Statement on Form S-1 was filed on Edgar for Premier Pacific Construction, Inc. (the “Company”) which, by error, included as attachment 3.1 the Articles of Incorporation for a different unrelated company.   Accordingly, we are filing this Amendment No. 1 to the Company’s Registration Statement solely to correct that error.

Please feel free to contact the undersigned if you have any questions or need additional information.

Regards,
SYNERGEN LAW GROUP

/s/ Karen Batcher

Karen A. Batcher, Esq.
kbatcher@synergenlaw.com

819 Anchorage Place, Suite 28 Chula Vista, CA 91914	Tel. 619.475.7882 Fax. 866.352.4342